Mercedes-Benz Auto Receivables Trust 2015-1
Investor Report
Collection Period Ended   31-Oct-2016

Amounts in USD

Dates

Collection Period No.	16			
Collection Period (from... to)	1-Oct-2016	31-Oct-2016		
Determination Date	10-Nov-2016			
Record Date	14-Nov-2016			
Distribution Date	15-Nov-2016			
Interest Period of the Class A-1, A-2B Notes (from... to)	17-Oct-2016	15-Nov-2016	Actual/360 Days	29
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	15-Oct-2016	15-Nov-2016	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	369,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2A Notes	323,000,000.00	128,424,433.62	107,516,704.82	20,907,728.80	64.729811	0.332869
Class A-2B Notes	215,000,000.00	85,483,756.13	71,566,846.86	13,916,909.27	64.729811	0.332869
Class A-3 Notes	441,580,000.00	441,580,000.00	441,580,000.00	0.00	0.000000	1.000000
Class A-4 Notes	157,000,000.00	157,000,000.00	157,000,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,505,580,000.00**	**812,488,189.75**	**777,663,551.68**	**34,824,638.07**		
Overcollateralization	38,608,085.19	38,604,702.13	38,604,702.13			
Adjusted Pool Balance	1,544,188,085.19	851,092,891.88	816,268,253.81			
Yield Supplement Overcollateralization Amount	72,757,380.27	38,012,543.49	36,233,158.38			
Pool Balance	**1,616,945,465.46**	**889,105,435.37**	**852,501,412.19**			

	Amount	Percentage
Initial Overcollateralization Amount	38,608,085.19	2.50%
Target Overcollateralization Amount	38,604,702.13	2.50%
Current Overcollateralization Amount	38,604,702.13	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.390000%	0.00	0.000000	0.00	0.000000
Class A-2A Notes	0.820000%	87,756.70	0.271693	20,995,485.50	65.001503
Class A-2B Notes	0.804560%	55,403.54	0.257691	13,972,312.81	64.987501
Class A-3 Notes	1.340000%	493,097.67	1.116667	493,097.67	1.116667
Class A-4 Notes	1.750000%	228,958.33	1.458333	228,958.33	1.458333
Total		**$865,216.24**		**$35,689,854.31**	

Amounts in USD

Available Funds		Distributions	
Principal Collections	36,175,797.84	(1) Total Servicing Fee	740,921.20
Interest Collections	2,028,521.86	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	32,154.04	(2) Total Trustee Fees (max. $100,000 p.a.)	0.00
Recoveries	254,259.06	(3) Interest Distributable Amount Class A Notes	865,216.24
Purchase Amounts	0.00	(4) Priority Principal Distributable Amount	0.00
Advances made by the Servicer	0.00	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Investment Earnings	6,724.09	(6) Regular Principal Distributable Amount	34,824,638.07
Available Collections	**38,497,456.89**	(7) Additional Servicing Fee and Transition Costs	0.00
		(8) Total Trustee Fees [not previously paid under (2)]	0.00
Reserve Fund Draw Amount	0.00	(9) Excess Collections to Certificateholders	2,066,681.38
Available Funds	**38,497,456.89**	**Total Distribution**	**38,497,456.89**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	740,921.20	740,921.20	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	865,216.24	865,216.24	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	87,756.70	87,756.70	0.00
thereof on Class A-2B Notes	55,403.54	55,403.54	0.00
thereof on Class A-3 Notes	493,097.67	493,097.67	0.00
thereof on Class A-4 Notes	228,958.33	228,958.33	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	865,216.24	865,216.24	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	34,824,638.07	34,824,638.07	0.00
Aggregate Principal Distributable Amount	34,824,638.07	34,824,638.07	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,860,470.21
Reserve Fund Amount - Beginning Balance	3,860,470.21
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	653.99
minus Net Investment Earnings	653.99
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,860,470.21
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	653.99
Net Investment Earnings on the Collection Account	6,070.10
Investment Earnings for the Collection Period	6,724.09

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,616,945,465.46	51,910
Pool Balance beginning of Collection Period	889,105,435.37	38,261
Principal Collections	23,666,558.72	
Principal Collections attributable to Full Pay-offs	12,509,239.12	
Principal Purchase Amounts	0.00	
Principal Gross Losses	428,225.34	
Pool Balance end of Collection Period	852,501,412.19	37,429
Pool Factor	52.72%	

	As of Cutoff Date	Current
Weighted Average APR	2.83%	2.82%
Weighted Average Number of Remaining Payments	54.86	40.17
Weighted Average Seasoning (months)	10.12	25.86

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	848,589,897.91	37,296	99.54%
31-60 Days Delinquent	2,359,855.48	91	0.28%
61-90 Days Delinquent	1,346,562.35	33	0.16%
91-120 Days Delinquent	205,096.45	9	0.02%
Total	852,501,412.19	37,429	100.00%

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

Losses (1)	Current		Cumulative	
	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	428,225.34	21	6,465,638.43	201
Principal Net Liquidation Proceeds	32,092.18		753,258.24	
Principal Recoveries	251,394.50		2,508,858.99	
Principal Net Loss / (Gain)	144,738.66		3,203,521.20	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	0.199%
Prior Collection Period	0.191 %
Second Prior Collection Period	0.315 %
Third Prior Collection Period	(0.092%)
Four Month Average	0.153%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.198%
Average Net Loss / (Gain)	15,937.92

(1) Losses includes accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.